September 26, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (212) 578-1832

Mr. Morten Arntzen
Chief Executive Officer
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, NY 10017

>   **Re: Overseas Shipholding Group, Inc.**
>   **Schedule 14A**
>   **Filed April 3, 2007**
>   **File No. 001-06479**

Dear Mr. Arntzen:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Policies and Procedures for Approval of Related Party Transactions, page 8

1. Please disclose your specific policies with respect to related person transactions. Refer to Item 404 of Regulation S-K.

Compensation Philosophy and Objectives, page 11

2. You indicate that you retain at least two compensation consultants to assist with compensation matters. Please more fully disclose the nature and scope of their respective assignments, and any other material elements of the consultants' functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Elements of the Corporation's Compensation Program, page 12

3. Throughout your Compensation Discussion & Analysis, and as to each compensation element, please disclose how you arrived at and why you paid each particular level and form of compensation for 2006. For example, it is unclear why the base salaries for the CEO and CFO were increased in 2006 by $150,000 and $55,000 respectively. As another example, there is limited analysis on pages 15-16 (under "Equity-Based Compensation") and pages 17-18 (under "Special Long-Term Equity Awards for the Chief Executive Officer") of how your long term equity awards were determined. Although your disclosure provides some general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

4. You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and short-term and long-term incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

5. We note your benchmark activities. If you have benchmarked different elements of your compensation against different benchmarking groups, please disclose the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation

S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Annual Cash Incentive Awards, page 13

6. You have not provided a quantitative discussion of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Although you have disclosed the metrics upon which performance will be measured (earnings from shipping operations), you have not disclosed the specific targets. Please disclose and clearly explain how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of target information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

7. We note that your performance targets for the annual and long-term performance periods are set during the first quarter of each year. The Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent they are known. Please consider Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instructions regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

Performance Share Units, page 16

8. Please explain how "total stockholder return" is calculated.

Summary Compensation Table, page 20

9. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation
    Discussion and Analysis should be sufficiently precise to capture material
    differences in compensation policies with respect to individual named executive
    officers. Please provide a more detailed analysis of how and why the
    compensation of Mr. Arntzen differs so widely from that of the other named
    executive officers. If policies or decisions relating to a named executive officer
    are materially different than the other officers, please disclose on an
    individualized basis.

10. Disclose all assumptions made in the valuation of awards in the stock and option
    awards columns of the table by reference to a discussion of those assumptions in
    your financial statements, footnotes to the financial statements, or discussion in
    management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and
    (vi).

Outstanding Equity Awards at Fiscal Year-End, page 23

11. As indicated in Instruction 2 to Item 402(f)(2) of Regulation S-K, the vesting
    dates of options held at fiscal-year end must be disclosed by footnote to the
    applicable column where the outstanding award is reported.

Employment Agreements and Severance and Termination, page 26

12. We direct you to Item 402(j)(1) of Regulation S-K and note that you have omitted
    discussion of the definitions of key terms of the employment agreements
    disclosed. Please concisely define within the proxy terms such as "cause",
    "disability", "good reason" and "change in control."

13. Where appropriate, please disclose the processes and procedures by which the
    company determined the size and features of the termination and severance
    packages of its named executive officers. In addition, please disclose in your
    Compensation Discussion and Analysis how these arrangements fit into your
    overall compensation objectives and affect the decisions you made regarding
    other compensation elements.

Director Compensation, page 31

14. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

15. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor